Exhibit 99.1
Income Statement by activity
Unaudited

	For the six months ended June 30, 2023			For the six months ended June 30, 2022
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Net revenues	98,368	97,993	426	87,999	87,751	326
Cost of revenues	76,934	76,669	316	69,865	69,757	186
Selling, general and other costs	4,921	4,744	177	4,460	4,404	56
Research and development costs	2,735	2,735	—	2,547	2,547	—
Gains/(losses) on disposal of investments	22	74	(52)	31	31	—
Restructuring costs	552	552	—	838	838	—
Share of the profit/(loss) of equity method investees	293	36	257	56	(285)	341
Operating income/(loss)(1)	13,541	13,403	138	10,376	9,951	425
Net financial expenses/(income)	(69)	(69)	—	431	431	—
Profit/(loss) before taxes	13,610	13,472	138	9,945	9,520	425
Tax expense/(benefit)	2,692	2,698	(6)	1,985	1,970	15
Result from intersegment investments	—	144	—	—	410	—
Net profit/(loss)	10,918	10,918	144	7,960	7,960	410

Adjusted operating income(1)(2)	14,126	13,848	278	12,727	12,304	423
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Figures presented for Industrial activities and Financial services include intersegment transactions
(1) Effective from January 1, 2023, our Operating income/(loss) and Adjusted operating income includes Share of the profit/(loss) of equity method investees. The comparatives for the six months ended June 30, 2022, have been adjusted accordingly. Refer to the Stellantis N.V. Semi-Annual Report for the six months ended June 30, 2023, Non-GAAP Financial Measures
(2) The reconciliation of Net profit to Adjusted operating income for the Company is included in the Stellantis Semi-Annual Report as of and for the six months ended June 30, 2023 - Management discussion and analysis - Company results

Statement of Financial Position by activity
Unaudited

	At June 30, 2023			At December 31, 2022
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Assets
Goodwill and intangible assets with indefinite useful lives	31,361	31,236	125	31,738	31,611	127
Other intangible assets	19,731	19,580	151	19,006	18,861	145
Property, plant and equipment	36,193	35,721	472	36,205	36,129	76
Equity method investments	5,166	8,224	3,349	4,834	7,244	3,182
Deferred tax assets	2,016	1,979	37	2,052	2,040	12
Inventories	19,289	19,242	47	17,360	17,303	57
Assets sold with a buy-back commitment	2,123	2,123	—	1,594	1,594	—
Trade receivables	8,594	8,660	215	4,928	5,004	70
Tax receivables	409	397	19	655	650	41
Other assets and prepaid expenses	17,091	13,081	7,079	14,272	10,673	4,884
Financial assets	7,500	5,948	1,592	5,033	4,696	304
Cash and cash equivalents	48,978	47,742	1,236	46,433	45,335	1,098
Assets held for sale	122	122	—	2,046	2,042	1,700
TOTAL ASSETS	198,573	194,055	14,322	186,156	183,182	11,696
Equity and Liabilities
Equity	77,064	77,064	6,407	72,382	72,382	7,222
Employee benefits liabilities	6,168	6,167	1	6,436	6,434	2
Provisions	20,391	20,314	81	19,771	19,641	135
Deferred tax liabilities	4,424	4,251	173	4,332	4,320	12
Debt	29,467	25,247	7,169	27,153	24,496	3,972
Trade payables	34,696	34,725	173	31,726	31,735	95
Other financial liabilities	15	2	13	18	18	—
Tax liabilities	1,293	1,263	37	1,568	1,546	29
Other liabilities	25,055	25,022	268	22,657	22,497	229
Liabilities held for sale	—	—	—	113	113	—
TOTAL EQUITY AND LIABILITIES	198,573	194,055	14,322	186,156	183,182	11,696
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Figures presented for Industrial activities and Financial services include intersegment transactions

Statement of Cash Flows by activity
Unaudited

	For the six months ended June 30, 2023			For the six months ended June 30, 2022
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Consolidated profit	10,918	10,918	144	7,960	7,960	410
Adjustments for non-cash items:
depreciation and amortization	3,740	3,727	13	3,225	3,213	12
(gains)/losses on disposals	(45)	(30)	52	7	4	3
change in deferred taxes	369	234	135	(142)	(140)	(2)
other non-cash items	252	174	78	185	155	30
Change in provisions	1,134	1,124	10	1,400	1,382	18
Result of equity method investments net of dividends received	(46)	(172)	(85)	84	(50)	(276)
Change in carrying amount of leased vehicles	(173)	217	(390)	(75)	(48)	(27)
Changes in working capital	(2,756)	(2,588)	(168)	(2,801)	(2,762)	(39)
Net cash from/(used in) operating activities	13,393	13,604	(211)	9,843	9,714	129
Proceeds from disposal of shares in consolidated companies and of investments in non-consolidated companies(1)	994	1,717	183	107	107	—
Acquisitions of consolidated subsidiaries and equity method and other investments(2)	(662)	(1,058)	(1,067)	(194)	(293)	—
Proceeds from disposals of property, plant and equipment and intangible assets	133	131	2	74	73	1
Investments in property, plant and equipment and intangible assets	(4,447)	(4,429)	(18)	(3,963)	(3,942)	(21)
Change in amounts payable on property, plant and equipment and intangible assets	233	233	—	(446)	(446)	—
Net change in receivables from financing activities	(2,079)	(54)	(2,025)	(319)	37	(354)
Other changes	(88)	(122)	34	75	71	4
Net cash from/(used in) investing activities	(5,916)	(3,582)	(2,891)	(4,666)	(4,393)	(370)
Distributions paid	(4,208)	(4,208)	—	(3,260)	(3,260)	(2)
Proceeds from issuance of shares	6	6	557	—	—	99
(Purchases)/sales of treasury shares	(674)	(674)	—	1	1	—
Changes in debt and other financial assets and liabilities	842	(2,043)	2,885	(6,643)	(6,787)	160
Change in securities	(455)	(258)	(197)	(212)	(231)	20
Other changes	(8)	(8)	—	26	9	—
Net cash from/(used in) financing activities	(4,497)	(7,185)	3,245	(10,088)	(10,268)	277
Effect of changes in exchange rates	(500)	(495)	(5)	1,637	1,609	28
(Increase)/decrease in cash and cash equivalents included in asset held for sale	65	65	—	—	—	—
Increase/(decrease) in cash and cash equivalents	2,545	2,407	138	(3,274)	(3,338)	64
Net cash and cash equivalents at beginning of period	46,433	45,335	1,098	49,629	48,616	1,013
NET CASH AND CASH EQUIVALENTS AT END OF PERIOD	48,978	47,742	1,236	46,355	45,278	1,077
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Figures presented for Industrial activities and Financial services include intersegment transactions
(1) In April 2023, Stellantis completed the sale of the 50 percent interest held in FCA Bank for a consideration of €1,581 million of which €1,566 million related to industrial activities and €15 million related to financial services. The net consideration of €675 million in cash, reported for the Company in this line, includes the subscription of a credit linked note issued by FCA Bank with a fair value of €906 million, reported for Financial services within “Acquisitions of consolidated subsidiaries and equity method and other investments”
(2)The amount in Financial services for the six months ended June 30, 2023 include the acquisition of the €906 million credit linked note mentioned above